--------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                                                    OMB Number: 3235-0110
          UNITED STATES                             Expires:  December 31,2006
SECURITIES AND EXCHANGE COMMISSION                  Estimated average burden
      Washington, D.C. 20549                        hours per response....3.77
                                                    --------------------------


                              Filing pursuant to Registration Statement number
                                                                    333-117468

                                   FORM T-1



CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)           |X|

                         U.S. BANK NATIONAL ASSOCIATION
--------------------------------------------------------------------------------------------------------
               (Exact name of trustee as specified in its charter)
                                                                                   31-0841368
--------------------------------------------------------------------------------------------------------
(Jurisdiction of incorporation of organization                   (I.R.S. Employer Identification Number)
if not a U.S. national bank)

60 Livingston Avenue, St. Paul, Minnesota                                                   55107
--------------------------------------------------------------------------------------------------------
(Address of principal executive offices)                                                   (Zip Code)

Shannon Rantz, U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107; (651)495-3850
--------------------------------------------------------------------------------------------------------
                    (Name, address and telephone number of agent for service)

                                 Wachovia Auto Owner Trust 2004-B
--------------------------------------------------------------------------------------------------------
                          (Exact name of obligor as specified in its charter)

North Carolina                                                                              56-1967773
--------------------------------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization)    (I.R.S. Employer Identification Number)

One Wachovia Center, 301 South College Street, Suite D, Charlotte, North Carolina               28288
--------------------------------------------------------------------------------------------------------
(Address of principal executive offices)                                                   (Zip Code)

                               Wachovia Auto Owner Trust 2004-B Asset-Backed Notes
--------------------------------------------------------------------------------------------------------
                                     (Title of the indenture securities)

Item 1. General Information.
    Furnish the following information as to the trustee -Comptroller of the Currency, Washington, D.C.
    (a) Name and address of each examining or supervising authority to which it is subject.
    (b) Whether it is authorized to exercise corporate trust powers. Yes

Item 2. Affiliations with the obligor.
    If the obligor is an affiliate of the trustee, describe each such affiliation.
        None

Instructions.

1.  The term "affiliate" is defined in Rule 0-2 of the General Rules and Regulations under the Act.
    Attention is also directed to Rule 7a-26.
2.  Include the name of each such affiliate and the names of all intermediary affiliates, if any.
    Indicate the respective percentage of voting securities or other bases of control giving rise to affiliation.
                                          *Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for
Item 3. Voting securities of the trustee. which the Trustee acts as Trustee.
    Furnish the following information as to each class of voting securities of the trustee:
    As of ______________________________(Insert date within 31 days).

--------------------------------------------------------------------------------------------------------
                       Col. A                          Col B
                  Title of Class                 Amount Outstanding
--------------------------------------------------------------------------------------------------------


Instruction. The term "voting security" is defined in Section 303(16) of the Act.


                     Persons who respond to the collection of information
SEC1836(07-04)       contained in this form are not required to respond
                     unless the form displays a currently valid OMB control
                     number.

Item 4.  Trusteeships under other indentures. *See note for Item 3.
     If the trustee is a trustee under another indenture under which any other securities, of certificates or interest or participation in any other securities, of the obligor are outstanding, furnish the following information:
     (a) Title of the securities outstanding under each such other indenture.
     (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

Item 5. Interlocking directorates and similar relationships with the obligor or underwriters. *See note for Item 3.
     If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any connection and state the nature of such condition.

Instructions.
1. Notwithstanding General Instruction F, the term "underwriter" as used in this item does not refer to any person who is not currently engaged in the business of underwriting.
2. The term "employee," "appointee," and "representative," as used in this item, do not include connections in the capacity of transfer agent, registrant, custodian, paying agent, fiscal agent, escrow agent, or despositary, or in any other similar capacity or connections in the capacity of trustee, whether under an indenture or otherwise.

Item 6. Voting securities of the trustee owned by the obligor or its officials. *See note for Item 3.
     Furnish the following information as to the voting securities of trustee owned beneficially by the obligor and each director, partner, and executive officer of the obligor:
     As of __________________________(Insert date within 31 days).

Instructions.
1. Names of persons who do not own beneficially any of the securities specified may be omitted.
2. No information need be given in any case where the amount of voting securities of the trustee, owned beneficially by the obligor and its directors, partners, and executive officers, taken as a group, does not exceed 1 percent of the outstanding voting securities of the trustee.

-------------------------------------------------------------------------------

   Col. A             Col. B           Col. C                  Col. D
                                                          Percent of Voting
Name of Owner     Title of Class     Amount Owned     Securities Represented by
                                     Beneficially       Amount given in Col. C
-------------------------------------------------------------------------------

Item 7. Voting securities of the trustee owned by underwriters or their officials. *See note for Item 3.
     Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of such underwriter:
     As of________________________________(Insert date within 31 days).

Instructions.
 1.  Instruction 1 to Item 6 shall be applicable to this item.
 2. The name of each director, partner, or executive officer required to be given in Column A shall be set forth under the name of the underwriter of which he is a director, partner, of executive officer.
 3. No information need be given in any case where the amount of voting securities of the trustee owned beneficially by an underwriter and its directors, partners, and executive officers, taken as a group, does not exceed 1 percent of the outstanding voting securities of the trustee.

-------------------------------------------------------------------------------

   Col. A             Col. B           Col. C                  Col. D
                                                          Percent of Voting
Name of Owner     Title of Class     Amount Owned     Securities Represented by
                                     Beneficially       Amount given in Col. C
-------------------------------------------------------------------------------

Item 8.  Securities of the obligor owned or held by the trustee. *See note for
         Item 3.
     Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:
     As of __________________________(Insert date within 31 days).

Instructions.
 1. As used in this item, the term "securities" includes only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay monies lent to a person by one or more banks, trust companies, or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness.
 2. For the purposes of this item the trustee shall not be deemed the owner of holder of (a) any security which it holds as collateral security (as trustee or otherwise) for an obligation which is not in default, or (b) any security which it holds as collateral security under the indenture to be qualified, irrespective of any default thereunder, or (c) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, of in any similar representative capacity.
 3. No information will be furnished under this item as to holdings by the trustee of securities already issued under the indenture to be qualified or securities issued under any other indenture under which the trustee is also a trustee.
 4. No information need be given with respect to any class of securities where the amount of securities of the class which the trustee owns beneficially or holds as collateral security for obligations in default does not exceed 1 percent of the outstanding securities of the class.

--------------------------------------------------------------------------------------------------------
    Col. A                 Col. B                       Col. C                      Col. D
                                                     Amount Owned             Percentage of Class
                    Whether the Securities      Beneficially or Held as         Represented by
                       Are Voting or              Collateral Security for        Amount Given
Title of Class      Nonvoting Securities        Obligations in Default             In Col. C
--------------------------------------------------------------------------------------------------------


Item 9.  Securities of underwriters owned or held by the trustee. *See note for
         Item 3.
     If the trustee owned beneficially or holds as collateral security for obligations in default any securities on an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:
     As of _______________________(Insert date within 31 days).


--------------------------------------------------------------------------------------------------------
    Col. A                 Col. B                       Col. C                      Col. D
                                                     Amount Owned
                                                Beneficially or Held as
                                                Collateral Security for       Percentage of Class
  Title of Issuer                               Obligations in Default      Represented by Amount
And Title of Class   Amount Outstanding               by Trustee               Given in Col. C
--------------------------------------------------------------------------------------------------------


Instruction. Instructions 1,2, and 4 to Item 8 shall be applicable to this item.

Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.
*See note for Item 3.
     If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:



     As of _______________________(Insert date within 31 days).


--------------------------------------------------------------------------------------------------------
    Col. A                 Col. B                       Col. C                      Col. D
                                                     Amount Owned
                                                Beneficially or Held as
                                                Collateral Security for       Percentage of Class
  Title of Issuer                               Obligations in Default      Represented by Amount
And Title of Class   Amount Outstanding               by Trustee               Given in Col. C
--------------------------------------------------------------------------------------------------------

Instruction. Instructions 1,2, and 4 to Item 8 shall be applicable to this item.

Item 11. Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor. *See note for Item 3.
     If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person as of which are so owned or held by the trustee:

     As of  _______________________(Insert date within 31 days).

--------------------------------------------------------------------------------------------------------
    Col. A                 Col. B                       Col. C                      Col. D
                                                     Amount Owned
                                                Beneficially or Held as
                                                Collateral Security for       Percentage of Class
  Title of Issuer                               Obligations in Default      Represented by Amount
And Title of Class   Amount Outstanding               by Trustee               Given in Col. C
--------------------------------------------------------------------------------------------------------

Instructions 1,2, and 4 to Item 8 shall be applicable to this item.

Item 12. Indebtedness of the Obligor to the Trustee. *See note for Item 3. Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

     As of _______________________________(Insert date within 31 days).

--------------------------------------------------------------------------------------------------------
          Col. A                             Col. B                                  Col. C
    Nature of Indebtedness            Amount Outstanding                            Date Due
--------------------------------------------------------------------------------------------------------

Instructions.
1. No information need be provided as to: (a) the ownership of securities issued under any indenture, or any security or securities having a maturity of more than one year at the time of acquisition by the indenture trustee;
     (b) disbursements made in the ordinary course of business in the capacity of trustee of an indenture, transfer agent, registrant, custodian, paying agent, fiscal agent or despositary, or other similar capacity; (c) Indebtedness created as a result of services rendered or premises rented; or indebtedness created as a result of goods or securities sold in a cash transaction; (d) the ownership of stock or of other securities of a corporation organized under Section 25(a) of the Federal Reserve Act, as amended, which is directly or indirectly a creditor of an obligor upon the indenture securities; (e) the ownership of any drafts, bills of exchange, acceptances, or obligations which fall within the classification of self-liquidating paper.
 2. Information should be given as to the general type of indebtedness, such as lines of credit, commercial paper, long-term notes, mortgages, etc.

Item 13.  Defaults by the Obligor. *See note for Item 3.
     (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.
     (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participaton in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

Item 14. Affiliations with the Underwriters. *See note for Item 3.
     If any underwriter is an affiliate of the trustee, describe each such affiliation.

Instruction.
 1. The term "affiliate" as defined in Rule o-2 of the General Rules and Regulations under the Act. Attention is directed to Rule 7a-26.
 2. Include the name of each such affiliate and the names of all intermediate affiliates, if any. Indicate the respective percentage of voting securities or other bases of control giving rise to the affiliation.

Item 15.  Foreign Trustee.*See note for Item 3.
     Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified under the Act.

Item 16.  List of exhibits.
                                                **Incorporated by reference to
                                      Registration Statement number 333-117468.
     List below all exhibits filed as a part of this statement of eligibility.

Instruction. Subject to Rule 7a-29 permitting incorporation of exhibits by reference, the following exhibits are to be filed as a part of the statement of eligibility of the trustee. Such exhibits shall be appropriately lettered or numbered for convenient reference. Exhibits incorporated by reference may be referred to by the designation given in the previous filing. Where exhibits are incorporated by reference the reference shall be made in the list of exhibits called for under Item 16. If the certificate of authority to commence business (Exhibit 2) and/or the certificate to exercise corporate trust powers (Exhibit
3) is contained in another exhibit, a statement to that effect shall be made, identifying the exhibit in which such certificates are included. If an applicable exhibit is not in English, a translation in English shall also be filed. In response to Exhibit 7, foreign trustees shall provide financial information sufficient to provide the information required by Section 310(a)(2) of the Act.
 1.  A copy of the articles of association of the trustee as now in effect **
 2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.**
 3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above.**
 4. A copy of the existing bylaws of the trustee, or instruments corresponding thereto. **
 5. A copy of each indenture referred to in Item 4, if the obligor is in default. Not applicable.
 6. The consents of United States institutional trustees required by Section 321(b) of the Act. Attached as Exhibit 6.
 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.
 8. A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act. Not applicable.
 9. Foreign trustees are required to file a consent to serve of process of Form F-X [ss.269.5 of this chapter]. Not applicable.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, U.S. Bank National Association, a national banking association state form of organization organized and existing under the laws of the U.S.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Saint Paul, and State or other jurisdiction of Minnesota, on the 20th day of August, 2004.
                                  (Year)


                                U.S. Bank National Association
                                ----------------------------------
                                           (Trustee)


                               By:   /S/ Shannon M. Rantz
                                  ------------------------------------
                                   Shannon M. Rantz , Vice President

Instruction. The name of each person signing the statement of eligibility shall be typed or printed beneath the signature.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                   Securities Act of 1933 File No: 333-117468
         (If application to determine eligibility of trustee for delayed offering pursuant to Section 305(b)(2))

                              GENERAL INSTRUCTIONS

A. Rule as to the Use of Form T-1.

Form T-1 shall be used for statements of eligibility of corporations designated to act as trustees under trust indentures to be qualified pursuant to Sections 305 or 307 of the Trust Indenture Act of 1939. Form T-1 also shall be used for statements of eligibility of foreign trustees under trust indentures to be qualified pursuant to Sections 305 or 307, where a prior order has been issued pursuant to Section 310(a)(1) or 304(d), or the Commission has promulgated a rule under such sections permitting the trustee to act as a sole trustee under the indenture to be qualified. Finally, Form T-1 shall be used for applications to determine the eligibility of a trustee pursuant to Section 305(b)(2) of the Act

B. Obligations Deemed to be in Default.

     Item 13 requires disclosure of defaults of the obligor on securities issued under indentures under which the applicant is trustee.

     If the obligor is not in default, the applicant is required to provide responses to Items 1, 2 and 16 of Form T-1. In addition, Item 15 would be applicable to foreign trustees. If the obligor is in default, the applicant must respond to all of the items in form T-1.

     An obligor shall be deemed to be in default upon the occurrence of acts or conditions as defined in the indenture, but exclusive of any period of grace or requirement of notice.

C. Application of General Rules and Regulations.

     The General Rules and Regulations under the Trust Indenture Act of 1939 are applicable to statements of eligibility of this form. Attention is particularly directed to Rules 0-1 and 0-2 as to the meaning of terms used in the rules and regulations. Attention is also directed to Rule 5a-3 regarding the filing of statements of eligibility and qualification and to Rule 7a-16 regarding the inclusion of items, the differentiation between items and answers, and the omission of instructions.

D. Scope of Items and Instructions.

     The items and instructions require information only as to the trustee, unless the context clearly shows otherwise.

E. Calculation of Percentages of Securities.

     The percentages of securities required by this form are to be calculated in accordance with provisions of Rule 10b-1.

F. Items Relating to Underwriters.

     Wherever any item of the form requires information with respect to an underwriter for the obligor, the information is to be given as to every person who, within one year prior to the date of filing the statement of eligibility and qualification, acted as an underwriter of any security of the obligor outstanding on the date of filing the statement and as to every proposed principal underwriter of the securities proposed to be offered. The term "principal underwriter" means an underwriter in privity of contract with the issuer of the securities as to which he is an underwriter.




  SEC1836(11-03)

G. Coordination with delayed Offering Registration Statement.

     When the Form T-1 is used for applications to determine the eligibility of a trustee pursuant to Section 305(b)(2), the following provisions shall apply:
 1. The file number under the securities Act of 1933 for the delayed offering registration statements to which the application applies shall be placed in the upper right hand corner of the cover page of the Form T-1.
 2. The description of the indentured securities included under the "Title of Securities" should specify whether the application relates to a single tranche or to all of the securities registered pursuant to the delayed offering registration statement.

                                    Exhibit 6
                                    ---------

                                     CONSENT
                                     -------

         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated: August 20, 2004


                              U.S. BANK NATIONAL ASSOCIATION


                              By:   /s/ Shannon Rantz
                                    --------------------------
                                    Shannon Rantz
                                    Vice President





By:   /s/ Samil Sengil
      -----------------------
      Samil Sengil
      Trust Officer

                                    Exhibit 7
                                    ---------

                         U.S. Bank National Association
                        Statement of Financial Condition
                                 As of 3/31/2004

                                    ($000's)

                                                                       3/31/04
                                                                ---------------
Assets
     Cash and Due From Depository Institutions                      $7,180,778
     Federal Reserve Stock                                                   0
     Securities                                                     45,038,794
     Federal Funds                                                   2,593,702
     Loans & Lease Financing Receivables                           116,474,594
     Fixed Assets                                                    1,789,213
     Intangible Assets                                              10,532,022
     Other Assets                                                    7,996,466
                                                                ---------------
         Total Assets                                             $191,605,569

Liabilities
     Deposits                                                     $126,605,087
     Fed Funds                                                       5,698,785
     Treasury Demand Notes                                           3,981,328
     Trading Liabilities                                               252,912
     Other Borrowed Money                                           23,295,560
     Acceptances                                                       148,067
     Subordinated Notes and Debentures                               5,807,310
     Other Liabilities                                               5,587,914
                                                                ---------------
         Total Liabilities                                        $171,376,963

Equity
     Minority Interest in Subsidiaries                              $1,005,645
     Common and Preferred Stock                                         18,200
     Surplus                                                        11,677,397
     Undivided Profits                                               7,527,364
                                                                ---------------
         Total Equity Capital                                      $20,228,606

Total Liabilities and Equity Capital                              $191,605,569

-------------------------------------------------------------------------------
To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:      /s/ Shannon Rantz
         ---------------------
         Shannon Rantz
         Vice President

Date: August 20, 2004